Exhibit 99.1

Golar LNG Partners LP Common Unitholders Approve Merger at Special Meeting

Golar LNG Partners LP announces that at a special meeting held today, the holders of common units representing limited partner interests of Golar LNG Partners LP (Nasdaq: GMLP) (“GMLP”) voted on and approved the Agreement and Plan of Merger (the “Merger Agreement”), dated as of January 13, 2021, by and among GMLP, Golar GP LLC, New Fortress Energy Inc. (“NFE”), Lobos Acquisition LLC and NFE International Holdings Limited, and the merger contemplated thereby (the “Merger”). Pursuant to the Merger Agreement NFE has agreed to acquire all of the outstanding common units and general partner units of GMLP for $3.55 per unit in cash.

The Merger is expected to close in the first half of 2021. As previously announced, the closing of the merger is conditioned upon receipt of a number of approvals and consents.

FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, “plan”, “intend” or words or phrases of similar meanings. Such statements are generally not historical in nature and specifically include statements about GMLP’s plans, strategies, business prospects and changes and trends in the business in which it operates. Forward-looking statements in this press release include statements relating to NFE’s proposed Merger with GMLP, the timing of the completion of the Merger, the timing and receipt of required approvals and consents and other statements that are not historical facts. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond GMLP’s control. Actual results may differ materially from those expressed or implied by such forward-looking statements. New factors emerge from time to time, and it is not possible for GMLP to predict all of these factors. Further, GMLP cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

Specific factors that could cause actual results to differ from those in the forward-looking statements include, but are not limited to: (i) changes in federal, state, local and foreign laws or regulations to which NFE or GMLP is subject; (ii) the risk that the proposed transaction may not be completed in a timely manner or at all; (iii) the possibility that any or all of the various conditions to the consummation of the GMLP transaction may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals); and (iv) other risk factors identified herein or from time to time in GMLP’s periodic filings with the SEC. These factors are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of GMLP’s forward-looking statements. Other known or unpredictable factors could also have material adverse effects on future results.

Any forward-looking statement applies only as of the date on which such statement is made, and GMLP does not intend to publicly release any updates or revisions to any forward-looking statements contained herein to reflect any change in GMLP’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

Golar LNG Partners LP
Hamilton, Bermuda
February 24, 2021
Questions should be directed to:
c/o Golar Management Ltd - +44 207 063 7900
Karl Staubo
Stuart Buchanan

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act.